

Mail Stop 3720

January 8, 2018

Mark C. Jensen
Chief Executive Officer
American Resources Corporation (f/k/a NGFC Equities, Inc.)
8856 South St.
Fishers, Indiana 46038

      Re: **American Resources Corporation (f/k/a NGFC Equities, Inc.)**
              Form 10-K for Fiscal Year Ended September 30, 2016
              Filed January 13, 2017
              Form 8-K/A
              Filed May 15, 2017
              File No. 000-55456

Dear Mr. Jensen:

      We issued comments on the above captioned filings on July 26, 2017. On September 19, 2018, we issued a follow-up letter informing you that those comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

      As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

      You may contact Joseph M. Kempf, Senior Staff Accountant at (202) 551-3352 or me at (202) 551-3835 with any questions.

                                  Sincerely,

                                  /s/ Robert S. Littlepage, for

                                  Carlos Pacho
                                  Senior Assistant Chief Accountant
                                  AD Office 11 – Telecommunications

Cc: Kirk P. Taylor, Chief Financial Officer